cw 3.17

BP 3/5

04003342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-49679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2003** and ending **December 31, 2003**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
951 Ice Cream Drive, Suite 200
(No. and Street)

North Aurora	Illinois	60542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce (630) 801-6080
(Area Code – Telephone No.)

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 27 2004
555

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick B. Joyce, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Oberweis Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Patrick B. Joyce
Signature

Executive Vice President
Title

"OFFICIAL SEAL"
Martin L. Yokosawa
Notary Public, State of Illinois
My Commission Exp. 07/03/2005

Martin L. Yokosawa
Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

Table of Contents

KGN

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberweis Securities, Inc.
North Aurora, Illinois

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

We have audited the accompanying statements of financial condition of Oberweis Securities, Inc. as of December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. as of December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC
January 20, 2004

OBERWEIS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Assets		
Cash and cash equivalents	$ 8,287	$ 43,913
Receivable from broker-dealers and clearing organizations	3,487,443	1,553,883
Receivable from investment company	76,417	-
Securities owned	5,611,788	2,407,924
Secured demand notes	50,000	150,000
Deferred income taxes	801	8,958
Notes receivable	-	43,078
Interest and other receivables	152,011	79,911
Stock subscription receivable	-	39,000
Refundable income taxes	4,001	17,455
Furniture and equipment at cost, less accumulated depreciation and amortization of $40,994 and $26,478	22,101	32,939
Deposits with clearing organization	22,740	-
TOTAL ASSETS	$ 9,435,589	$ 4,377,061

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Liabilities		
Payable to broker-dealer and clearing organization	$ 7,718,713	$ 2,972,141
Accrued commissions	115,249	67,045
Accrued income taxes	5,625	7,313
Accrued expenses and other liabilities	634,614	463,666
Total Liabilities	8,474,201	3,510,165
Subordinated Borrowings	50,000	150,000
Stockholders' Equity		
Common stock, no par value; 10,000 shares authorized, 530 shares issued and outstanding	182,316	182,316
Retained earnings	729,072	534,580
Total Stockholders' Equity	911,388	716,896
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,435,589	$ 4,377,061

See notes to statements of financial condition.

NOTE 1 - NATURE OF OPERATIONS

Oberweis Securities, Inc. (the "Company") is an introducing broker in the securities industry. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with maturities of three months or less at the date of acquisition.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheets.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Furniture and Equipment
Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the accelerated method over the estimated useful lives of the assets, as follows:

Machinery and equipment	5-7 years
Furniture and fixtures	3-7 years

Advertising
Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $2,351 and $3,173 for 2003 and 2002, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences result from certain commission and compensation expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income.

NOTE 3 - MARKETABLE SECURITIES

The Company holds for its own investment account various fixed income securities. The cost and unrealized gain (loss) as of December 31, 2003 and 2002 are as follows:

	2003	2002
Cost	**$ 5,602,217**	$ 2,354,993
Unrealized gain	**9,571**	52,931
Total market value	**5,611,788**	2,407,924
Less - margin account indebtedness	**(7,718,713)**	(2,972,141)
Marketable securities, net	**$ (2,106,925)**	$ (564,217)

Receivables from broker-dealers and clearing organizations totaled $3,487,443 and $1,553,883 for the years ended December 31, 2003 and 2002, respectively.

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following as of December 31, 2003 and 2002:

	2003	2002
Furniture and fixtures	$ 33,417	$ 33,417
Computer and equipment	29,678	26,000
Total	63,095	59,417
Less - accumulated depreciation	40,994	26,478
	$ 22,101	$ 32,939

Depreciation was $14,516 and $16,505 for the years ended December 31, 2003 and 2002, respectively.

NOTE 5 - SECURED DEMAND NOTES RECEIVABLE AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

In November of 1999 and February of 2000, the Company entered into four interest bearing subordinated loan agreements for $50,000 each, which were approved by the NASD. Two of these agreements were effective as of November 1, 1999, and the remaining two were effective as of February 29, 2000. The borrowings under these agreements are in the form of secured demand notes collateralized by marketable securities. The first series of two agreements expired on December 31, 2002, and the latter series of two agreements expired on February 28, 2003. One of the agreements, which was to expire in February of 2003, was repaid in December of 2002. One of the notes, which expired on December 31, 2002, was renewed and will expire on December 31, 2005.

The related note is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Note 14). To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The remaining subordinated loan bears interest at five percent per annum.

NOTE 6 - COMMON STOCK

On April 30, 2002, the Company repurchased four shares of stock from a stockholder. The Company repurchased five additional shares on October 31, 2002. The total price paid for these shares was $11,136.

NOTE 7 - INCOME TAXES

The provision for income tax expense for the years ended December 31, 2003 and 2002 consisted of the following components:

	2003	2002
Total current tax expense	$ 22,690	$ 25,313
Total deferred tax expense (benefit)	8,157	(1,208)
Total income tax expense	$ 30,847	$ 24,105

Current income tax expense consists of book net income adjusted for current period timing differences applied at statutory tax rates. Current period timing differences are principally related to certain commission and compensation expenses and tax treatment of municipal interest income and expense.

The deferred tax asset at December 31, 2003 and 2002 was $801 and $8,958, respectively. The income taxes payable were $5,625 and $7,313 at December 31, 2003 and 2002, respectively.

Refundable income taxes result from current federal tax overpayments and state net operating loss carrybacks, which were applied as a result of the loss for the year ended December 31, 2001. Refundable income taxes were $4,001 and $17,455 at December 31, 2003 and 2002, respectively.

NOTE 8 - RELATED PARTIES

In connection with the distribution and promotion of affiliated mutual funds, the Company received from Oberweis Asset Management, Inc. ("OAM"), a substantially similarly owned affiliate, fees for services rendered for the years ended December 31, 2003 and 2002 totaling $250,000 and $273,000, respectively. In addition, OAM provides to the Company use of its facilities and equipment at no charge. The amounts due from OAM at December 31, 2003 and 2002 were $0 and $20,000, respectively.

In addition, during December 2001, OAM advanced the Company $115,000 under two separate note agreements. The notes were due on demand and carried interest at the prime rate. The loans were paid in full during 2002.

The Company sponsors The Oberweis Mutual Funds and receives distribution fees for services rendered. During 2003 and 2002, fees earned were $542,824 and $230,169, respectively. As of December 31, 2003 and 2002, all amounts due relating to these fees were collected.

NOTE 9 - OPERATING LEASES

The Company leases two office facilities under operating leases. Each lease has a 30-day cancellation provision. Accordingly, the Company may terminate the leases without any additional obligations.

Rent expense was $16,050 and $22,129 for the years ended December 31, 2003 and 2002, respectively.

NOTE 10 - STOCKHOLDER AGREEMENT

Pursuant to the terms of a stockholder agreement, the transfer of any of the Company's shares is restricted by right-of-first refusal by the Company to purchase shares on the same terms and conditions of any bona fide offer from a third party, within 30 days of written notice to the Company at book value.

In the event any stockholder was to leave the employ of the Company, the stockholder is obligated to sell his or her shares to the Company at book value.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 13 - PENDING LITIGATION

The Company has been named as a defendant in a lawsuit whereby the Company served as an underwriter for a corporation undergoing an initial public offering (the "Issuer"). The lawsuit claims that the Company sold and distributed to the investing public common stock of the Issuer pursuant to a false and misleading registration statement and prospectus. The Company intends to vigorously defend itself in this lawsuit and believes the lawsuit to be without merit.

NOTE 14 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2003 and 2002, the Company had net capital of $542,091 and $596,174, respectively, which was $442,091 and $496,174, respectively, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital in each year was 1.39 to 1 and .98 to 1, respectively.